SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aurizon Mines Ltd.
(Name of Company)

Common Shares, No Par Value
(Title of Class of Securities)

05155P106
(CUSIP Number)

Lucie Desjardins,	with copy to:
Corporate Secretary	Christopher W. Morgan
Cambior Inc.	Skadden, Arps, Slate, Meagher & Flom LLP
1111 St. Charles Street West	222 Bay Street
East Tower, Suite 750	Suite 1750, P.O. Box 258
Longueuil, Québec	Toronto, Ontario
J4K 5G4	M5K 1J5
(450) 677-0040	(416) 777-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2005
(Date of Event which Requires Filing of this Statement) _______________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05155P106		13D

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cambior Inc.

(2) Check the Appropriate Box if a Member of a Group (See Instructions)			(a)
				(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6) Citizenship or Place of Organization
Quebec

Number of	(7) Sole Voting Power		9,401,953
Shares
Beneficially	(8) Shared Voting Power	0
Owned by
Each	(9) Sole Dispositive Power	9,401,953
Reporting
Person With	(10) Shared Dispositive Power	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
9,401,953

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

(13) Percent of Class Represented by Amount in Row (11)
9.18%

12. Type of Reporting Person (See Instructions)
CO

On March 26, 2003, Cambior Inc. ("Cambior") filed a Schedule 13G (the "Original Schedule 13G") pursuant to Rule 13d-1(c) in connection with its ownership of common shares (the "Common Shares") of Aurizon Mines Ltd. (the "Company"). Cambior amended the Original Schedule 13G on February 6, 2004 (as so amended, the "Schedule 13G").

Cambior has determined that its filing pursuant to Section 13(d) of the Act should have been made on Schedule 13D instead of Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares. The principal executive offices of the Company are located at 510 Burrard Street, Suite 900, Vancouver, British Columbia, V6C 3A8.

Item 2. Identity and Background

This Schedule 13D is being filed by Cambior. Cambior is a company organized under the laws of the Province of Québec, with its principal place of business located at 1111 St. Charles Street West, Longueuil, Québec, J4K 5G4. Cambior is an international gold producer with operations, development projects and exploration activities throughout the Americas.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Cambior is set forth in Schedule A attached hereto.

Neither Cambior nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Cambior acquired all of the Common Shares more than 60 days prior to filing this Schedule 13D, with cash from its working capital.

Item 4. Purpose of Transaction

Cambior acquired the Common Shares for investment purposes. Cambior intends to monitor the business and affairs of the Company, including its financial performance and, depending upon these factors, market conditions and other factors,

Cambior may acquire additional Common Shares as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise, or may offer to purchase assets of the Company, including the Company's 50% interest in the Sleeping Giant mine joint venture. Alternatively, Cambior may dispose of some or all of the Common Shares in the open market, in privately negotiated transactions or otherwise. Except as described above, Cambior does not have any present plans or proposals which relate to or would result in: (a) the acquisition by it of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Cambior may be deemed to be the beneficial owner of 9,401,953 Common Shares, which represents approximately 9.18% of the outstanding Common Shares. To the best of Cambior's knowledge, none of its directors or executive officers owns any Common Shares of the Company, other than the following:

Name	# and % of Company Common Shares owned

Graham Farquharson
Director	2,500 (less than 1%)

Robert Normand
135,000 (1) (less than 1%)
Director

(1) This number takes into account an option to purchase 60,000 additional common shares of the Company.

(b) The number of Common Shares of the Company that may be deemed to be beneficially owned by Cambior with respect to which there is (i) sole voting power is 9,401,953 (ii) shared voting power is none, (iii) sole dispositive power is 9,401,953, and (iv) shared dispositive power is none.

The number of Common Shares of the Company that may be deemed to be beneficially owned by Mr. Farquharson with respect to which there is (i) sole voting power is 2,500 (ii) shared voting power is none, (iii) sole dispositive power is 2,500, and (iv) shared dispositive power is none.

The number of Common Shares of the Company that may be deemed to be beneficially owned by Mr. Normand with respect to which there is (i) sole voting power is 135,000(1) (ii) shared voting power is none, (iii) sole dispositive power is 135,000(1), and (iv) shared dispositive power is none.

(1) This number takes into account an option to purchase 60,000 additional common shares of the Company.

(c) To the best of Cambior's knowledge, none of its directors or executive officers has made any transactions in the Company's common share in the past 60 days other than Mr. Robert Normand who exercised an option to purchase 40,000 common shares from the Company at an exercise price of Cdn $1.35 on December 1st, 2004.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Neither Cambior nor any of its directors or executive officers has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2005

CAMBIOR INC.

By:___________________________
Lucie Desjardins
Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CAMBIOR

The following sets forth the name and principal occupation of each executive officer of Cambior and the name, address and principal occupation of each director of Cambior. Other than Mr. Shuto, who is a citizen of Japan, each such person is a citizen of Canada.

A. Executive Officers

The business address of each executive officer is 1111 St. Charles Street West, East Tower Suite 750, Longueuil, Québec, Canada J4K 5G4.

NAME	PRINCIPAL OCCUPATION
Pierre Béliveau	Corporate Controller
Bryan A. Coates	Vice President, Finance and Chief Financial Officer
Marc Dagenais	Vice President, Legal Affairs
Lucie Desjardins	Corporate Secretary
Lucie Gagnon	Treasurer
Louis P. Gignac	President, Chief Executive Officer and Director
Réjean Gourde	Senior Vice President, Guiana Shield
André Le Bel	Assistant-Corporate Secretary
Robert Ménard	Vice President, Projects and Construction
Jacques Perron	Vice President, Canada
Serge Vézina	Vice President, Industrial Engineering and Environment
François Viens	Vice President, Business Development and Exploration

B. Directors

NAME	ADDRESS	PRINCIPAL OCCUPATION

Louis P. Gignac	(see above)	(see above)

Alexander G. Balogh	181 Bay Street, Suite 4100	Corporate Director
BCE Place, P.O. Box 755
Toronto (Ontario)
M5J 2T3

NAME	ADDRESS	PRINCIPAL OCCUPATION

Guy G. Dufresne	1801, avenue McGill College	President and Chief Executive
	Bureau 1400	Officer
	Montréal (Québec)	Québec Cartier Mining
H3A 2N4
Company

Jean-André Élie	1929 Laird Blvd.	Corporate Director
Town of Mont Royal (Québec)
H3P 2V2

Graham Farquharson	12th Floor, 20 Toronto Street	President
	Toronto (Ontario)	Strathcona Mineral Services
	M5C 2B8	Limited

Michel Gaucher	1, Place Ville-Marie, bureau 1812	Chairman of the Board
	Montréal (Québec)	Dynamis Group, Inc.
H3B 4A9

Robert Normand	177 Grande Côte Street	Corporate Director
Rosemère (Québec)
J4A 1H5

Kazuo Shuto	3-6-9 Kitashinagawa	Director
	Tokyo, Japan	Jipangu Inc.
140-0001